FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 30, 2026

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three and six months ended June 30, 2026 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three and six months ended June 30, 2026 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1,392.7 million ($63.38 net earnings per diluted share) in the second quarter of 2026 compared to net earnings of $1,436.7 million ($61.61 net earnings per diluted share) in the second quarter of 2025. Book value per basic share at June 30, 2026 was $1,304.39 compared to $1,260.19 at December 31, 2025 (an increase of 4.8% adjusted for the $15 per common share dividend paid in the first quarter of 2026).
"In the second quarter of 2026 our property and casualty insurance and reinsurance operations produced adjusted operating income of $1,105.5 million compared with $1,130.0 million in the second quarter of 2025, reflecting increased underwriting profit and interest and dividends, partially offset by lower results from associates. Underwriting performance in the second quarter of 2026 remained strong, with our property and casualty insurance and reinsurance companies reporting a consolidated combined ratio of 93.1% and consolidated underwriting profit of $458.6 million, on an undiscounted basis. Gross premiums written increased by 4.1% reflecting growth across the property and casualty insurance and reinsurance operations, led by our International insurers and reinsurers reporting segment, and net premiums written increased by 2.4%, principally reflecting growth in our Global insurers and reinsurers reporting segment despite a more competitive pricing environment.
"Net gains on investments of $768.9 million in the second quarter of 2026 principally comprised net gains on equity exposures of $743.8 million, primarily reflecting a realized gain of $838.4 million on the sale of 23.1% of Poseidon, partially offset by mark-to-market losses on bonds of $122.1 million due to increased interest rates. This compared to net gains on investments of $952.0 million in the second quarter of 2025.

"During the quarter we purchased 680,307 of our subordinate voting shares for cancellation for cash consideration of $1,089.3 million, or $1,601 per share", said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2026	2025	2026	2025
	($ millions)
Gross premiums written	9,633.9	9,176.3	18,443.2	17,650.3
Net premiums written	7,517.6	7,257.1	14,636.8	14,100.2
Net insurance revenue	6,725.0	6,402.0	13,179.9	12,555.0

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	309.6	230.4	602.8	500.1
Global Insurers and Reinsurers	714.8	630.2	1,380.5	855.4
International Insurers and Reinsurers	179.0	149.6	320.3	263.8
Insurance service result	1,203.4	1,010.2	2,303.6	1,619.3
Other insurance operating expenses	(270.7)	(259.5)	(536.9)	(511.7)
Interest and dividends	652.4	579.7	1,213.6	1,095.9
Share of profit (loss) of associates	(5.5)	123.4	265.1	195.8
Operating income - Property and Casualty Insurance and Reinsurance	1,579.6	1,453.8	3,245.4	2,399.3
Operating income - Life insurance and Run-off	16.9	5.4	67.6	26.5
Operating income - Non-insurance companies	193.6	126.0	230.5	84.9
Net finance expense from insurance contracts and reinsurance contract assets held	(311.5)	(298.5)	(449.2)	(903.1)
Net gains on investments	768.9	952.0	383.0	2,008.1
Interest expense	(219.1)	(207.4)	(430.7)	(397.8)
Corporate overhead and other	(67.5)	(77.3)	(44.0)	(98.2)
Earnings before income taxes	1,960.9	1,954.0	3,002.6	3,119.7
Provision for income taxes	(400.3)	(352.1)	(704.8)	(564.8)
Net earnings	1,560.6	1,601.9	2,297.8	2,554.9

Attributable to:
Shareholders of Fairfax	1,392.7	1,436.7	2,088.4	2,382.4
Non-controlling interests	167.9	165.2	209.4	172.5
	1,560.6	1,601.9	2,297.8	2,554.9
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	Second quarter		First six months
Property and Casualty Insurance and Reinsurance	2026	2025	2026	2025
	($ millions)
Insurance service result	1,203.4	1,010.2	2,303.6	1,619.3
Other insurance operating expenses	(270.7)	(259.5)	(536.9)	(511.7)
Discounting of losses and ceded losses on claims recorded in the period	(511.9)	(356.9)	(949.2)	(822.3)
Changes in the risk adjustment and other	37.8	33.1	22.7	238.5
Underwriting profit	458.6	426.9	840.2	523.8
Interest and dividends	652.4	579.7	1,213.6	1,095.9
Share of profit (loss) of associates	(5.5)	123.4	265.1	195.8
Adjusted operating income	1,105.5	1,130.0	2,318.9	1,815.5

Net Earnings
Highlights for the second quarter of 2026 (with comparisons to the second quarter of 2025 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 2.4% to $7,344.1 million from $7,170.1 million, primarily reflecting growth in new business despite a more competitive pricing environment in certain lines of business in the Global Insurers and Reinsurers reporting segment, principally at Brit, and growth in the International Insurers and Reinsurers reporting segment, primarily at Fairfax Asia and Fairfax Latin America.
•Underwriting profit of the company's property and casualty insurance and reinsurance operations increased to $458.6 million from $426.9 million in 2025, and the undiscounted combined ratio improved to 93.1% from 93.3% in 2025, primarily reflecting growth in business volumes.
•The consolidated statement of earnings included a net loss of $102.8 million from the effects of changes in discount rates, which reflected net losses on bonds of $122.1 million, partially offset by a net benefit on insurance contracts and reinsurance contract assets held of $19.3 million recorded in net finance expense from insurance contracts and reinsurance contract assets held. During the second quarter of 2025, the consolidated statement of earnings included a net benefit of $120.4 million from the effects of changes in discount rates, which reflected net gains on bonds of $74.8 million and a net benefit on insurance contracts and reinsurance contract assets held of $45.6 million.
•Consolidated interest and dividends increased to $737.2 million from $666.3 million in 2025, principally reflecting the increase to $652.4 million from $579.7 million in 2025 earned by the investment portfolios of the property and casualty insurance and reinsurance operations. At June 30, 2026 the company's insurance and reinsurance companies held portfolio investments of $71.7 billion (excluding Fairfax India's portfolio of $1.9 billion), of which $8.2 billion was in cash and short term investments and $37.6 billion was in government and high quality corporate bonds, representing 11.4% and 52.4%, respectively, of those portfolio investments.
•Consolidated share of profit of associates of $42.8 million (2025 - $130.7 million) principally reflected continued strong share of profit of $108.4 million from Eurobank and $32.5 million from the company's reduced share of Poseidon, partially offset by a non-cash impairment charge related to Other non-insurance associates of $91.7 million and share of loss of $45.6 million from Waterous Energy Fund III.

•Net gains on investments of $768.9 million consisted of the following:

	Second quarter of 2026
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	1,190.9	(447.1)	743.8
Bonds	(18.4)	(103.7)	(122.1)
Other	49.7	97.5	147.2
	1,222.2	(453.3)	768.9

	First six months of 2026
	($ millions)
	Realized gains	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	1,212.4	(550.4)	662.0
Bonds	44.7	(530.7)	(486.0)
Other	69.2	137.8	207.0
	1,326.3	(943.3)	383.0

Net gains on equity exposures of $743.8 million primarily reflected realized gains of $838.4 million on the sale of 23.1% of Poseidon and net gains on common stocks of $351.8 million, partially offset by net losses of $240.5 million on convertible bonds and equity warrants and $91.0 million on equity total return swaps on Fairfax subordinate voting shares. During the second quarter of 2026 the company closed out derivative contracts on 418,795 Fairfax subordinate voting shares with an original notional amount of $132.0 million (Cdn$171.7 million) and received cash of $516.6 million from derivative counterparties upon settlement. At June 30, 2026 the company continued to hold equity total return swaps on 1,341,560 Fairfax subordinate voting shares with an original notional amount of $532.0 million (Cdn$674.4 million) or $396.59 (Cdn$502.68) per share.
Net losses on bonds of $122.1 million principally reflected net losses on U.S. treasuries as a result of modest increases in interest rates during the quarter. The company's fixed income portfolio has an average term to maturity of 3.2 years and continues to be conservatively positioned with 77% of the fixed income portfolio invested in U.S. treasury and other government bonds, 12% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.
Net gains on other of $147.2 million principally reflected net gains on foreign currency contracts, partially offset by net losses on preferred stocks of $74.7 million.
•The non-insurance companies reported operating income of $193.6 million in the second quarter of 2026 compared to $126.0 million in the second quarter of 2025, primarily reflecting improved operating income in the Other operating segment.
Other Key Financial Highlights
•At June 30, 2026 the holding company held $2.3 billion of cash and marketable securities and an additional $2.3 billion, at fair value, of investments in associates and consolidated non-insurance companies. The company's $2.0 billion revolving credit facility was also undrawn.
•At June 30, 2026 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries, which is not reflected in the company's book value per basic share, increased to $4.4 billion from $3.1 billion at December 31, 2025, with $2.8 billion and $0.8 billion of that excess related to publicly traded Eurobank and the remaining shares held in Poseidon.
•On June 16, 2026 Kennedy Wilson was privatized by a consortium led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, and certain other senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). The Consortium acquired all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash, which was funded by $400.0 million of financing from the company and the remainder from bank acquisition financing. The company commenced applying the equity method of accounting to its investment in Kennedy Wilson upon closing.
•On June 14, 2026 the company formed a consortium with John Edward Enterprises Inc. ("JEEI") and the company entered into an agreement to acquire all voting and non-voting shares of Andrew Peller Limited not already owned by JEEI for approximately $233 million (Cdn$330 million). Together with JEEI shares, the consortium, which Fairfax expects to consolidate, will own 100% of the equity of Andrew Peller Limited. Closing of the transaction is subject to shareholder, regulatory and other conditions and is expected to be in the third quarter of 2026.
•On June 12, 2026 Sleep Country entered into an agreement to acquire the assets and assume certain liabilities of Sleep Number Corporation (“Sleep Number”), a U.S. manufacturer and retailer of premium adjustable mattresses. Sleep Country will acquire Sleep Number for purchase consideration of approximately $530 million as determined through a Chapter 11, court-supervised bidding process for which approval has been received. Closing of the transaction is expected to be on July 31, 2026, subject to customary conditions, and will result in Sleep Country becoming the world's second largest sleep retailer with over 800 locations across Canada and the United States.

•The company’s previously announced sale of its Eurolife Life Operations to Eurobank is expected to close in the third quarter of 2026 and the company has classified assets of $3.5 billion and liabilities of $3.7 billion related to the Eurolife Life Operations as held for sale at June 30, 2026 in its consolidated balance sheet.
•On June 19, 2026 the company completed an offering of an additional $212.5 million (Cdn$300.0 million) principal amount of its previously issued 4.40% unsecured senior notes due 2036. On June 8, 2026 the company completed an offering of $750.0 million principal amount of 6.20% unsecured senior notes due 2056. On May 29, 2026 the company redeemed all of its outstanding Cdn$450.0 million principal amount of 4.70% unsecured senior notes due December 16, 2026 and on April 15, 2026, the company redeemed at maturity its $91.8 million principal amount of 8.30% unsecured senior notes.
•The company's total debt to total capital ratio, excluding non-insurance companies increased to 28.0% at June 30, 2026 from 26.2% at December 31, 2025, primarily reflecting net issuances of unsecured senior notes and decreased common shareholders' equity (principally purchases of 1,055,190 subordinate voting shares for cancellation at an aggregate cost of $1,720.6 million ($1,630.61 per share), payment of common share dividends of $329.1 million and foreign currency translation losses of $300.2 million, partially offset by net earnings attributable to shareholders of Fairfax of $2,088.4 million).
•At June 30, 2026 there were 19,969,895 common shares effectively outstanding, representing a decrease of 4.2% from the 20,856,086 common shares effectively outstanding at December 31, 2025.

Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2026 results at 8:30 a.m. Eastern time on Friday July 31, 2026. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 28, 2026. The replay may be accessed at 1 (800) 873-2148 (Canada or U.S.) or 1 (203) 369-3569 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at June 30, 2026 and December 31, 2025
(US$ millions except per share amounts)

	June 30, 2026	December 31, 2025
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $178.2; December 31, 2025 – $207.8)	2,326.7	2,724.9
Insurance contract receivables	968.6	1,006.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $636.9; December 31, 2025 – $640.4)	8,198.7	8,979.2
Bonds (cost $43,396.8; December 31, 2025 – $39,655.2)	43,072.0	39,988.8
Preferred stocks (cost $586.7; December 31, 2025 – $957.4)	1,760.6	2,307.4
Common stocks (cost $7,798.9; December 31, 2025 – $7,926.0)	9,692.6	9,204.0
Investments in associates (fair value $11,265.6; December 31, 2025 – $11,057.7)	7,522.4	8,362.3
Derivatives and other invested assets (cost $1,387.1; December 31, 2025 – $1,312.7)	1,729.4	1,764.3
Assets pledged for derivative obligations (cost $128.1; December 31, 2025 – $187.2)	128.2	190.8
Fairfax India cash, portfolio investments and associates (fair value $3,405.7; December 31, 2025 – $3,685.1)	1,938.9	2,125.0
	74,042.8	72,921.8

Assets held for sale	3,512.8	3,445.9
Reinsurance contract assets held	11,426.4	11,251.0
Deferred income tax assets	415.6	367.1
Goodwill and intangible assets	8,142.7	8,339.4
Other assets	8,253.9	7,731.4
Total assets	109,089.5	107,787.7

Liabilities
Accounts payable and accrued liabilities	6,488.4	6,119.7
Derivative obligations	421.8	786.9
Liabilities associated with assets held for sale	3,666.1	3,638.1
Deferred income tax liabilities	1,838.9	1,946.7
Insurance contract payables	392.8	338.3
Insurance contract liabilities	50,997.8	50,441.0
Borrowings – holding company and insurance and reinsurance companies	11,424.4	10,455.7
Borrowings – non-insurance companies	2,865.9	3,187.2
Total liabilities	78,096.1	76,913.6

Equity
Common shareholders’ equity	26,048.5	26,282.6
Preferred stock	231.7	231.7
Shareholders’ equity attributable to shareholders of Fairfax	26,280.2	26,514.3
Non-controlling interests	4,713.2	4,359.8
Total equity	30,993.4	30,874.1
	109,089.5	107,787.7

Book value per basic share	$1,304.39	$1,260.19

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2026 and 2025
(US$ millions except per share amounts)

	Second quarter		First six months
	2026	2025	2026	2025
Insurance
Insurance revenue	8,188.1	7,735.2	16,009.0	15,217.9
Insurance service expenses	(6,756.7)	(6,320.2)	(13,088.1)	(12,922.2)
Net insurance result	1,431.4	1,415.0	2,920.9	2,295.7
Cost of reinsurance	(1,463.1)	(1,333.2)	(2,829.1)	(2,662.9)
Recoveries of insurance service expenses	1,231.9	919.8	2,237.5	1,974.5
Net reinsurance result	(231.2)	(413.4)	(591.6)	(688.4)
Insurance service result	1,200.2	1,001.6	2,329.3	1,607.3
Other insurance operating expenses	(297.5)	(292.5)	(578.4)	(562.1)
Net finance expense from insurance contracts	(404.0)	(398.7)	(591.3)	(1,212.1)
Net finance income from reinsurance contract assets held	92.5	100.2	142.1	309.0
	591.2	410.6	1,301.7	142.1
Investment income
Interest and dividends	737.2	666.3	1,399.3	1,272.8
Share of profit of associates	42.8	130.7	414.3	259.3
Net gains on investments	768.9	952.0	383.0	2,008.1
	1,548.9	1,749.0	2,196.6	3,540.2
Other revenue and expenses
Non-insurance revenue	2,024.9	2,181.0	3,749.7	4,270.4
Non-insurance expenses	(1,850.2)	(2,061.1)	(3,571.7)	(4,208.8)
Interest expense	(219.1)	(207.4)	(430.7)	(397.8)
Corporate and other expenses	(134.8)	(118.1)	(243.0)	(226.4)
	(179.2)	(205.6)	(495.7)	(562.6)
Earnings before income taxes	1,960.9	1,954.0	3,002.6	3,119.7
Provision for income taxes	(400.3)	(352.1)	(704.8)	(564.8)
Net earnings	1,560.6	1,601.9	2,297.8	2,554.9

Attributable to:
Shareholders of Fairfax	1,392.7	1,436.7	2,088.4	2,382.4
Non-controlling interests	167.9	165.2	209.4	172.5
	1,560.6	1,601.9	2,297.8	2,554.9

Net earnings per share	$67.92	$66.34	$101.04	$112.40
Net earnings per diluted share	$63.38	$61.61	$94.23	$104.26
Cash dividends paid per share	$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)	20,475	21,569	20,626	21,609

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2026 and 2025
(US$ millions)

	Second quarter		First six months
	2026	2025	2026	2025

Net earnings	1,560.6	1,601.9	2,297.8	2,554.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(85.9)	356.1	(375.7)	406.2
Gains (losses) on hedge of net investment in Canadian subsidiaries	44.0	(119.1)	104.5	(117.5)
Gains (losses) on hedge of net investment in European operations	6.7	(69.9)	23.3	(103.2)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(37.6)	179.9	(143.2)	272.6
Other	2.7	1.0	2.0	1.6
	(70.1)	348.0	(389.1)	459.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	(2.0)	0.2	(26.5)	1.1
	(72.1)	348.2	(415.6)	460.8
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	12.4	4.5	26.7	3.9
Share of net gains (losses) on defined benefit plans of associates	(0.6)	(0.9)	0.1	(1.9)
Other	1.5	—	13.9	—
	13.3	3.6	40.7	2.0

Other comprehensive income (loss), net of income taxes	(58.8)	351.8	(374.9)	462.8
Comprehensive income	1,501.8	1,953.7	1,922.9	3,017.7

Attributable to:
Shareholders of Fairfax	1,343.8	1,775.9	1,812.2	2,832.3
Non-controlling interests	158.0	177.8	110.7	185.4
	1,501.8	1,953.7	1,922.9	3,017.7

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the second quarters and first six months ended June 30, 2026 and 2025 were as follows:

Gross Premiums Written	Second quarter		First six months		% change year-over-year
	2026	2025	2026	2025	Second quarter	First six months
Northbridge	673.6	690.2	1,179.0	1,197.7	(2.4)%	(1.6)%
Crum & Forster	1,503.4	1,423.9	2,918.5	2,879.0	5.6%	1.4%
Zenith National	199.7	181.4	470.1	427.6	10.1%	9.9%
North American Insurers	2,376.7	2,295.5	4,567.6	4,504.3	3.5%	1.4%

Allied World	2,071.8	2,067.7	4,312.3	4,228.2	0.2%	2.0%
Odyssey Group	1,801.9	1,748.0	3,326.0	3,290.1	3.1%	1.1%
Brit	947.4	902.4	1,757.9	1,683.4	5.0%	4.4%
Ki	264.4	229.8	492.0	433.6	15.1%	13.5%
Global Insurers and Reinsurers	5,085.5	4,947.9	9,888.2	9,635.3	2.8%	2.6%

International Insurers and Reinsurers	1,985.7	1,835.7	3,731.5	3,335.0	8.2%	11.9%

Property and casualty insurance and reinsurance	9,447.9	9,079.1	18,187.3	17,474.6	4.1%	4.1%

Net Premiums Written	Second quarter		First six months		% change year-over-year
	2026	2025	2026	2025	Second quarter	First six months
Northbridge	607.3	632.5	1,057.5	1,070.5	(4.0)%	(1.2)%
Crum & Forster	1,122.8	1,105.8	2,187.0	2,227.9	1.5%	(1.8)%
Zenith National	211.2	191.7	490.1	445.0	10.2%	10.1%
North American Insurers	1,941.3	1,930.0	3,734.6	3,743.4	0.6%	(0.2)%

Allied World	1,395.3	1,422.8	3,135.8	3,137.1	(1.9)%	—%
Odyssey Group	1,630.9	1,605.7	3,096.3	3,098.1	1.6%	(0.1)%
Brit	795.8	734.6	1,423.6	1,323.3	8.3%	7.6%
Ki	232.4	207.5	413.6	381.2	12.0%	8.5%
Global Insurers and Reinsurers	4,054.4	3,970.6	8,069.3	7,939.7	2.1%	1.6%

International Insurers and Reinsurers	1,348.4	1,269.5	2,598.2	2,261.6	6.2%	14.9%

Property and casualty insurance and reinsurance	7,344.1	7,170.1	14,402.1	13,944.7	2.4%	3.3%

Combined Ratios	Undiscounted				Discounted
	Second quarter		First six months		Second quarter		First six months
	2026	2025	2026	2025	2026	2025	2026	2025
Northbridge	89.0%	92.0%	91.5%	92.0%	80.7%	83.2%	82.6%	83.8%
Crum & Forster	95.5%	95.4%	95.5%	95.4%	85.8%	88.8%	84.9%	86.9%
Zenith National	98.0%	103.3%	100.7%	104.8%	88.0%	96.0%	90.9%	94.3%
North American Insurers	94.1%	95.2%	95.0%	95.4%	84.7%	88.0%	84.9%	86.7%

Allied World	90.2%	91.1%	91.8%	93.4%	71.9%	84.9%	76.1%	84.6%
Odyssey Group	93.6%	91.9%	92.4%	98.7%	84.8%	82.3%	81.5%	91.7%
Brit	94.6%	92.2%	93.8%	95.0%	84.7%	78.1%	84.2%	87.4%
Ki	81.5%	93.4%	88.2%	95.9%	72.7%	63.4%	75.6%	73.8%
Global Insurers and Reinsurers	92.0%	91.7%	92.2%	96.1%	79.3%	81.6%	79.6%	87.2%

International Insurers and Reinsurers	95.2%	95.5%	95.5%	96.1%	84.8%	85.3%	86.0%	86.8%

Property and casualty insurance and reinsurance	93.1%	93.3%	93.6%	95.9%	81.9%	84.1%	82.3%	87.0%

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2026 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	June 30, 2026			December 31, 2025
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	14,290.3	2,865.9	11,424.4	13,642.9	3,187.2	10,455.7
Total equity	30,993.4	1,546.9	29,446.5	30,874.1	1,354.4	29,519.7
Total capital	45,283.7		40,870.9	44,517.0		39,975.4

Total debt to total capital ratio	31.6%		28.0%	30.6%		26.2%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at June 30, 2026.
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at June 30, 2026 were $10,187.9 and $6,637.3 (December 31, 2025 - $9,913.7 and $7,456.9), which are the values included in the company's consolidated balance sheets as at June 30, 2026 and December 31, 2025. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at June 30, 2026 and December 31, 2025.